SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

eHi Car Services Limited
(Name of Issuer)

Class A Common Shares, par value $0.001 per share
(Title of Class of Securities)

26853A100
(CUSIP Number)

Tiger Global Management, LLC 9 West 57th Street, 35th Floor New York, New York 10019 (212) 984-8800 with a copy to: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Mauritius Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,528,160*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,528,160*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,528,160*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%[1]
14	TYPE OF REPORTING PERSON OO

*Consisting of Class A common shares, par value $0.001 per share ("Class A Shares") held in the form of 5,264,080 American Depositary Shares ("ADSs").

1 The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 74,279,018 Class A Shares outstanding as of October 31, 2017, as stated in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,528,160*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,528,160*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,528,160*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON PN

* Consisting of Class A Shares held in the form of 5,264,080 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Performance, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,528,160*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,528,160*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,528,160*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

 * Consisting of Class A Shares held in the form of 5,264,080 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,528,160*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,528,160*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,528,160*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

 * Consisting of Class A Shares held in the form of 5,264,080 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Scott Shleifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,528,160*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,528,160*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

* Consisting of Class A Shares held in the form of 5,264,080 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Charles P. Coleman III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,528,160*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,528,160*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

* Consisting of Class A Shares held in the form of 5,264,080 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D filed on June 1, 2015 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on July 1, 2015 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on December 28, 2015 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed on January 12, 2018 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D filed on January 29, 2018 ("Amendment No. 4," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") related to the Class A Common Shares, par value $0.001 per share (the "Class A Shares"), of eHi Car Services Limited (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 23, 2018, Global Mauritius, a Reporting Person, entered into a Securities Purchase Agreement (the "Purchase Agreement") with BPEA Teamsport Limited (the "Purchaser") for the sale of 5,264,080 ADSs, representing 10,528,160 Class A Shares, to the Purchaser. The closing of the transaction contemplated by the Purchase Agreement is scheduled to occur on or prior to May 30, 2018. The initial purchase price is US$12.00 per ADS, subject to adjustment as provided in the Purchase Agreement. The Purchaser is participating in that certain consortium including Mr. Ray RuiPing Zhang, the Chairman and Chief Executive Officer of the Issuer, and other potential investors, in connection with the proposed acquisition of the Issuer in a "going-private" transaction for US$13.35 in cash per ADS, as disclosed in Exhibit 99.1 to the Issuer's Form 6-K furnished with the United States Securities and Exchange Commission on January 2, 2018.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as Exhibit 99.6, and is incorporated herein by reference.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described in Item 4, on February 23, 2018 Global Mauritius entered into the Purchase Agreement with the Purchaser.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.6:	Securities Purchase Agreement dated February 23, 2018 by and between Tiger Global Mauritius Fund and BPEA Teamsport Limited.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2018

TIGER GLOBAL MAURITIUS FUND

/s/ Moussa Taujoo
Name: Moussa Taujoo Title: Director

TIGER GLOBAL INVESTMENTS, L.P., By TIGER GLOBAL PERFORMANCE, LLC, its General Partner

/s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer

TIGER GLOBAL PERFORMANCE, LLC

/s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer

TIGER GLOBAL MANAGEMENT, LLC

/s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer

SCOTT SHLEIFER

/s/ Scott Shleifer

CHARLES P. COLEMAN III

/s/ Charles P. Coleman III